Exhibit 8.1

List of Subsidiaries

Name	Jurisdiction
China Cord Blood Services Corporation	Cayman Islands
China Stem Cells Holdings Limited	Cayman Islands
Beijing Jiachenhong Biological Technologies Co., Ltd.	People’s Republic of China
Guangzhou Municipality Tianhe Nuoya Bio-engineering Co., Ltd.	People’s Republic of China
Zhejiang Lukou Biotechnology Co., Ltd.	People’s Republic of China
China Stem Cells (East) Company Limited	British Virgin Islands
China Stem Cells (East) Company Limited	Hong Kong
China Stem Cells (South) Company Limited	British Virgin Islands
China Stem Cells (South) Company Limited	Hong Kong
China Stem Cells (West) Company Limited	British Virgin Islands
China Stem Cells (West) Company Limited	Hong Kong
China Stem Cells (North) Company Limited	British Virgin Islands
China Stem Cells (North) Company Limited	Hong Kong
Favorable Fort Limited	Hong Kong
Jinan Baoman Science & Technology Development Co., Ltd.	People’s Republic of China